Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Hawaiian Tax-Free Trust (the 'Trust') was held on September 24, 2014. The holders of shares representing 79% of the total net asset value of the shares entitled to vote were present in person or by proxy.
At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

			Dollar Amount of Votes:

	Trustee		For			Withheld

Diana P. Herrmann	$598,679,400.69		$20,806,379.47
Richard L. Humphreys	$597,704,668,24		$21,781,111.92
Bert A. Kobayashi, Jr.	$595,297,480.94		$24,188,299.22
Glenn P. O'Flaherty	$598,323,140.66		$21,162,639.50
Russell K. Okata	$590,884,909.74		$ 28,600,870.42


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

			Dollar Amount of  Votes:

		For		Against		Abstain

	$606,273,869.90		3,096,154.62	$10,115,790.14